Exhibit 99.1

Atour Lifestyle Holdings Limited Reports First Quarter of 2025 Unaudited Financial Results

•	A total of 1,727 hotels, or 194,559 hotel rooms, in operation as of March 31, 2025.

•	Net revenues for the first quarter of 2025 increased by 29.8% year-over-year to RMB1,906 million (US$263 million).

•	Net income for the first quarter of 2025 decreased by 5.5% year-over-year to RMB244 million (US$34 million).

•	Adjusted net income (non-GAAP)[1] for the first quarter of 2025 increased by 32.3% year-over-year to RMB345 million (US$48 million).

•	EBITDA (non-GAAP)[2] for the first quarter of 2025 increased by 6.1% year-over-year to RMB372 million (US$51 million).

•	Adjusted EBITDA (non-GAAP)[3] for the first quarter of 2025 increased by 33.8% year-over-year to RMB474 million (US$65 million).

SHANGHAI, China, May 22, 2025 -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First quarter of 2025 Operational Highlights

As of March 31, 2025, there were 1,727 hotels with a total of 194,559 hotel rooms in operation across Atour’s hotel network, representing rapid increases of 32.6% and 31.3% year-over-year in terms of the number of hotels and hotel rooms, respectively. As of March 31, 2025, there were 755 manachised hotels under development in our pipeline.

The average daily room rate4 (“ADR”) was RMB418 for the first quarter of 2025, compared with RMB430 for the same period of 2024 and RMB420 for the previous quarter.

The occupancy rate4 was 70.2% for the first quarter of 2025, compared with 73.3% for the same period of 2024 and 77.0% for the previous quarter.

The revenue per available room4 (“RevPAR”) was RMB304 for the first quarter of 2025, compared with RMB328 for the same period of 2024 and RMB337 for the previous quarter.

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expenses.

2 EBITDA (non-GAAP) is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization.

3 Adjusted EBITDA (non-GAAP) is defined as EBITDA excluding share-based compensation expenses.

4 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

“ADR” refers to the average daily room rate, which means room revenue divided by the number of rooms in use for a given period;

“Occupancy rate” refers to the number of rooms in use divided by the number of available rooms for a given period;

“RevPAR” refers to revenue per available room, which is calculated by total revenues during a period divided by the number of available rooms of our hotels during the same period.

The GMV5 generated from our retail business was RMB845 million for the first quarter of 2025, representing an increase of 70.9% year-over-year.

“Amid market volatility in the first quarter of 2025, we delivered strong results and drove high-quality growth across our hotel and retail businesses by adhering to our business philosophy of ‘serving people,’” said Mr. Haijun Wang, Founder, Chairman and CEO of Atour. “Our hotel network continued to expand with 121 new openings this quarter, bringing the total to 1,727 hotels in operation. Leveraging deep market insights, we launched Atour 3.6 to reinforce our leading position in the upper-midscale segment. We also introduced Atour Light 3.3, the latest iteration to our Atour Light brand, supporting steady progress toward our goal of ‘1,000 Atour Light hotels.’ In the first quarter, our retail business sustained robust momentum as the Atour Planet deep-sleep experience continues to shape user perception, with GMV increasing by 70.9% year-over-year to RMB845 million.”

“Looking ahead, we will remain committed to our core ‘Chinese Experience’ strategy, enhancing brand awareness and product offerings, and deepening integration between our hotel and retail businesses to deliver increasingly elevated experiences for our customers. These efforts will solidify Atour’s position as a leading lifestyle group and drive sustainable, high-quality growth,” concluded Mr. Wang.

First Quarter of 2025 Unaudited Financial Results

(RMB in thousands)	Q1 2024	Q1 2025
Revenues:
Manachised hotels	836,111	1,032,183
Leased hotels	168,049	128,563
Retail	416,591	693,779
Others	47,542	51,289
Net revenues	1,468,293	1,905,814

Net revenues. Our net revenues for the first quarter of 2025 increased by 29.8% to RMB1,906 million (US$263 million) from RMB1,468 million for the same period of 2024. The increase was mainly driven by growth in the manachised hotel and retail businesses.

•	Manachised hotels. Revenues from our manachised hotels for the first quarter of 2025 increased by 23.5% to RMB1,032 million (US$142 million) from RMB836 million for the same period of 2024. The increase was primarily driven by our ongoing hotel network expansion. The total number of our manachised hotels increased from 1,271 as of March 31, 2024 to 1,702 as of March 31, 2025.

•	Leased hotels. Revenues from our leased hotels for the first quarter of 2025 decreased by 23.5% to RMB129 million (US$18 million) from RMB168 million for the same period of 2024. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization. The total number of our leased hotels decreased from 31 as of March 31, 2024 to 25 as of March 31, 2025.

5 “GMV” refers to gross merchandise value, which is the total value of confirmed orders placed and paid for by our end customers with us or our franchisees, as the case may be, and sold as part of our retail business, where the ordered products have been dispatched, regardless of whether they are delivered or returned, calculated based on the prices of the ordered products net of any discounts offered to our end customers.

•	Retail. Revenues from retail for the first quarter of 2025 increased by 66.5% to RMB694 million (US$96 million) from RMB417 million for the same period of 2024. The increase was driven by growing recognition of our retail brands and effective product innovation and development as we successfully broadened our product offerings.

•	Others. Revenues from others for the first quarter of 2025 increased by 7.9% to RMB51 million (US$7 million) from RMB48 million for the same period of 2024.

(RMB in thousands)	Q1 2024	Q1 2025
Operating costs and expenses:
Hotel operating costs	(662,169)	(736,145)
Retail costs	(206,103)	(337,426)
Other operating costs	(9,826)	(7,628)
Selling and marketing expenses	(174,711)	(282,897)
General and administrative expenses	(76,655)	(161,813)
Technology and development expenses	(24,181)	(39,381)
Total operating costs and expenses	(1,153,645)	(1,565,290)

Operating costs and expenses for the first quarter of 2025 were RMB1,565 million (US$216 million), including RMB102 million share-based compensation expenses, compared with RMB1,154 million, including RMB3 million share-based compensation expenses for the same period of 2024.

•	Hotel operating costs for the first quarter of 2025 were RMB736 million (US$101 million), compared with RMB662 million for the same period of 2024. The increase was mainly due to the increase in variable costs, such as hotel manager costs, associated with our ongoing hotel network expansion. Hotel operating costs accounted for 63.4% of manachised and leased hotels’ revenues for the first quarter of 2025, compared with 65.9% for the same period of 2024. The decrease was primarily due to the decrease in the number of leased hotels as a result of our product mix optimization.

•	Retail costs for the first quarter of 2025 were RMB337 million (US$46 million), compared with RMB206 million for the same period of 2024. The increase was associated with the rapid growth of our retail business. Retail costs accounted for 48.6% of retail revenues for the first quarter of 2025, compared with 49.5% for the same period of 2024. The decrease was attributable to the increasing contribution from higher-margin products.

•	Other operating costs for the first quarter of 2025 were RMB7.6 million (US$1.1 million), compared with RMB9.8 million for the same period of 2024.

•	Selling and marketing expenses for the first quarter of 2025 were RMB283 million (US$39 million), compared with RMB175 million for the same period of 2024. The increase was mainly due to our enhanced investment in brand recognition and the effective development of online channels, aligned with the growth of our retail business. Selling and marketing expenses accounted for 14.8% of net revenues for the first quarter of 2025, compared with 11.9% for the same period of 2024.

•	General and administrative expenses for the first quarter of 2025 were RMB162 million (US$22 million), including RMB84 million share-based compensation expenses, compared with RMB77 million, including RMB3 million share-based compensation expenses for the same period of 2024. Excluding the share-based compensation expenses, this increase was primarily due to an increase in labor costs. General and administrative expenses, excluding share-based compensation expenses, accounted for 4.1% of net revenues for the first quarter of 2025, compared with 5.0% for the same period of 2024.

•	Technology and development expenses for the first quarter of 2025 were RMB39 million (US$5 million), compared with RMB24 million for the same period of 2024. The increase was mainly attributable to our increased investments in technology systems and infrastructure to support our expanding hotel network and retail business and improve customer experience. Technology and development expenses accounted for 2.1% of net revenues for the first quarter of 2025, compared with 1.6% for the same period of 2024.

Other operating income, net for the first quarter of 2025 was RMB15 million (US$2 million), compared with RMB10 million income for the same period of 2024.

Income from operations for the first quarter of 2025 was RMB355 million (US$49 million), compared with RMB325 million for the same period of 2024.

Income tax expense for the first quarter of 2025 was RMB134 million (US$18 million), compared with RMB89 million for the same period of 2024.

Net income for the first quarter of 2025 was RMB244 million (US$34 million), representing a decrease of 5.5% compared with RMB258 million for the same period of 2024.

Adjusted net income (non-GAAP) for the first quarter of 2025 was RMB345 million (US$48 million), representing an increase of 32.3% compared with RMB261 million for the same period of 2024.

Basic and diluted income per share/American depositary share (ADS). For the first quarter of 2025, basic income per share was RMB0.58 (US$0.08), and diluted income per share was RMB0.58 (US$0.08). For the first quarter of 2025, basic income per ADS was RMB1.74 (US$0.24), and diluted income per ADS was RMB1.74 (US$0.24).

EBITDA (non-GAAP) for the first quarter of 2025 was RMB372 million (US$51 million), representing an increase of 6.1% compared with RMB351 million for the same period of 2024.

Adjusted EBITDA (non-GAAP) for the first quarter of 2025 was RMB474 million (US$65 million), representing an increase of 33.8% compared with RMB354 million for the same period of 2024.

Cash flows. Operating cash inflow for the first quarter of 2025 was RMB2 million (US$0.3 million). Investing cash outflow for the first quarter of 2025 was RMB478 million (US$66 million). Financing cash inflow for the first quarter of 2025 was RMB11 million (US$1.6 million).

Cash and cash equivalents and restricted cash. As of March 31, 2025, the Company had a total balance of cash and cash equivalents and restricted cash of RMB3.1 billion (US$434 million).

Debt financing. As of March 31, 2025, the Company had total outstanding borrowings of RMB72 million (US$10 million), and the unutilized credit facility available to the Company was RMB470 million.

Outlook

For the full year of 2025, the Company currently expects total net revenues to increase by 25% to 30% compared with the full year of 2024.

This outlook is based on current market conditions and the Company’s preliminary estimates, which are subject to changes.

Conference Call

The Company will host a conference call at 7:00 AM U.S. Eastern time on Thursday, May 22, 2025 (or 7:00 PM Beijing/Hong Kong time on the same day).

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.yaduo.com, and a replay of the webcast will be available following the session.

For participants who wish to join the conference call via telephone, please pre-register using the link provided below. Upon registration, each participant will receive a set of participant dial-in numbers and a personal PIN to join the conference call.

Details for the conference call are as follows:

Event Title: Atour First Quarter of 2025 Earnings Conference Call
Pre-registration Link: https://register-conf.media-server.com/register/BI58a0fdec46524ebc8273483b3c9032d6

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: adjusted net income, which is defined as net income excluding share-based compensation expenses; adjusted net income per ordinary share - Diluted, which is defined as net income attributable to the Company excluding share-based compensation expenses divided by the number of weighted average ordinary shares used in calculating net income per ordinary share - Diluted; EBITDA, which is defined as earnings before interest income, interest expense, income tax expense and depreciation and amortization; adjusted EBITDA, which is defined as EBITDA excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release.

The Company believes that EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of the financial performance. Given the significant investments that the Company has made in leasehold improvements and other fixed assets of leased hotels, depreciation and amortization comprises a significant portion of the Company’s cost structure. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization attributable to capital expenditures. Adjusted net income, adjusted net income per ordinary share – Diluted, and adjusted EBITDA provide meaningful supplemental information regarding the Company’s performance by excluding share-based compensation expenses, as the investors can better understand the Company’s performance and compare business trends among different reporting periods on a consistent basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. The accompanying tables provide more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The use of these non-GAAP measures has certain limitations, as the excluded items have been and will be incurred, and are not reflected in the presentation of these non-GAAP measures. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the disclosure of the relevant items both in its reconciliations to the U.S. GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

In addition, these measures may not be comparable to similarly titled measures utilized by other companies, as these companies may not calculate these measures in the same manner as the Company does.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Christensen Advisory

Email: atour@christensencomms.com

Tel: +86-10-5900-1548

—Financial Tables and Operational Data Follow—

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Assets
Current assets
Cash and cash equivalents	3,618,451	3,146,013	433,532
Short-term investments	1,266,061	1,738,916	239,629
Accounts receivable	186,047	189,943	26,175
Prepayments and other current assets	331,632	338,428	46,637
Amounts due from related parties	146,120	161,790	22,295
Inventories	167,436	157,730	21,736
Total current assets	5,715,747	5,732,820	790,004
Non-current assets
Restricted cash	1,179	1,179	162
Contract costs	119,408	124,278	17,126
Property and equipment, net	213,676	229,314	31,600
Operating lease right-of-use assets	1,502,891	1,504,529	207,330
Intangible assets, net	6,373	5,915	815
Goodwill	17,446	17,446	2,404
Other assets	71,217	71,293	9,824
Deferred tax assets	230,877	229,876	31,679
Total non-current assets	2,163,067	2,183,830	300,940
Total assets	7,878,814	7,916,650	1,090,944

Liabilities and shareholders’ equity
Current liabilities
Operating lease liabilities, current	291,002	312,511	43,065
Accounts payable	693,783	509,324	70,187
Deferred revenue, current	453,986	406,678	56,042
Salary and welfare payable	225,687	167,142	23,033
Accrued expenses and other payables	882,009	886,617	122,179
Income taxes payable	221,649	151,167	20,831
Short-term borrowings	60,000	70,000	9,646
Amounts due to related parties	2,101	1,778	245
Total current liabilities	2,830,217	2,505,217	345,228
Non-current liabilities
Operating lease liabilities, non-current	1,379,811	1,374,763	189,447
Deferred revenue, non-current	475,331	493,774	68,043
Long-term borrowings, non-current portion	2,000	2,000	276
Other non-current liabilities	245,568	257,791	35,525
Total non-current liabilities	2,102,710	2,128,328	293,291
Total liabilities	4,932,927	4,633,545	638,519

1 Translations of balances in the consolidated financial statements from RMB into US$ for the first quarter of 2025 and as of March 31, 2025 are solely for readers’ convenience and were calculated at the rate of US$1.00=RMB 7.2567, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025.

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of	As of
	December 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Shareholders’ equity
Class A ordinary shares	245	245	34
Class B ordinary shares	56	56	8
Additional paid in capital	1,608,017	1,711,012	235,784
Retained earnings	1,346,526	1,589,229	219,002
Accumulated other comprehensive (loss) income	1,386	(7,969)	(1,098)
Total equity attributable to shareholders of the Company	2,956,230	3,292,573	453,730
Non-controlling interests	(10,343)	(9,468)	(1,305)
Total shareholders’ equity	2,945,887	3,283,105	452,425
Commitments and contingencies	-	-	-
Total liabilities and shareholders’ equity	7,878,814	7,916,650	1,090,944

ATOUR LIFESTYLE HOLDINGS LIMITED UNAUDITED
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Revenues:
Manachised hotels	836,111	1,032,183	142,239
Leased hotels	168,049	128,563	17,716
Retail	416,591	693,779	95,605
Others	47,542	51,289	7,068
Net revenues	1,468,293	1,905,814	262,628
Operating costs and expenses:
Hotel operating costs	(662,169)	(736,145)	(101,443)
Retail costs	(206,103)	(337,426)	(46,499)
Other operating costs	(9,826)	(7,628)	(1,052)
Selling and marketing expenses	(174,711)	(282,897)	(38,984)
General and administrative expenses	(76,655)	(161,813)	(22,298)
Technology and development expenses	(24,181)	(39,381)	(5,427)
Total operating costs and expenses	(1,153,645)	(1,565,290)	(215,703)
Other operating income, net	10,009	14,757	2,034
Income from operations	324,657	355,281	48,959
Interest income	13,519	19,280	2,657
Gain from short-term investments	9,592	9,851	1,358
Interest expense	(673)	(614)	(85)
Other expenses, net	(466)	(6,109)	(842)
Income before income tax	346,629	377,689	52,047
Income tax expense	(88,921)	(134,111)	(18,481)
Net income	257,708	243,578	33,566
Less: net income attributable to non-controlling interests	550	875	121
Net income attributable to the Company	257,158	242,703	33,445

Net income	257,708	243,578	33,566
Other comprehensive (loss) income
Foreign currency translation adjustments, net of nil income taxes	7,509	(9,355)	(1,289)
Other comprehensive (loss) income, net of nil income taxes	7,509	(9,355)	(1,289)
Total comprehensive income	265,217	234,223	32,277
Comprehensive income attributable to non-controlling interests	550	875	121
Comprehensive income attributable to the Company	264,667	233,348	32,156
Net income per ordinary share
—Basic	0.62	0.58	0.08
—Diluted	0.62	0.58	0.08
Weighted average ordinary shares used in calculating net income per ordinary share
—Basic	412,841,106	415,701,620	415,701,620
—Diluted	416,114,169	418,692,991	418,692,991

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Cash flows from operating activities:
Net cash generated from operating activities	143,236	1,968	272
Cash flows from investing activities:
Payment for purchases of property and equipment	(12,615)	(19,300)	(2,660)
Proceeds from disposal of property and equipment	-	4,740	653
Payment for purchases of intangible assets	(282)	(75)	(10)
Payment for purchases of short-term investments	(2,664,000)	(3,593,000)	(495,129)
Proceeds from maturities of short-term investments	2,713,861	3,129,996	431,325
Net cash (used in) generated from investing activities	36,964	(477,639)	(65,821)
Cash flows from financing activities:
Proceeds from borrowings	20,000	30,000	4,134
Repayment of borrowings	-	(20,000)	(2,756)
Proceeds from stock option exercises	-	1,446	199
Net cash generated from financing activities	20,000	11,446	1,577
Effect of exchange rate changes on cash and cash equivalents and restricted cash	7,401	(8,213)	(1,132)
Net (decrease) increase in cash and cash equivalents and restricted cash	207,601	(472,438)	(65,104)
Cash and cash equivalents and restricted cash at the beginning of the period	2,841,753	3,619,630	498,798
Cash and cash equivalents and restricted cash at the end of the period	3,049,354	3,147,192	433,694

ATOUR LIFESTYLE HOLDINGS LIMITED
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(In thousands of RMB, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Net income (GAAP)	257,708	243,578	33,566
Share-based compensation expenses, net of tax effect of nil[2]	3,142	101,549	13,994
Adjusted net income (non-GAAP)	260,850	345,127	47,560

	Three Months Ended
	March 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Net income per ordinary share - Diluted (GAAP)	0.62	0.58	0.08
Share-based compensation expenses, net of tax effect of nil per ordinary share[2]	0.01	0.24	0.03
Adjusted net income per ordinary share - Diluted (non-GAAP)	0.63	0.82	0.11

	Three Months Ended
	March 31,	March 31,
	2024	2025
	RMB	RMB	USD[1]
Net income (GAAP)	257,708	243,578	33,566
Interest income	(13,519)	(19,280)	(2,657)
Interest expense	673	614	85
Income tax expense	88,921	134,111	18,481
Depreciation and amortization	17,149	13,210	1,820
EBITDA (non-GAAP)	350,932	372,233	51,295
Share-based compensation expenses	3,142	101,549	13,994
Adjusted EBITDA (non-GAAP)	354,074	473,782	65,289

2 The share-based compensation expenses were recorded at entities in PRC. Share-based compensation expenses were non-deductible expenses in PRC. Therefore, there is no tax impact for share-based compensation expenses adjustment for non-GAAP financial measures.

Key Operating Data

	Number of Hotels			Number of Rooms
	Opened in Q1 2025	Closed in Q1 2025	As of March 31, 2025	As of March 31, 2025
Manachised hotels	121	12	1,702	191,067
Leased hotels	-	1	25	3,492
Total	121	13	1,727	194,559

		As of March 31, 2025
Hotel Brand	Positioning	Properties		Rooms
		Manachised	Leased
A.T. House	Luxury	-	1	214
SAVHE	Upscale	1	-	156
Atour S	Upscale	80	3	11,671
Atour	Upper midscale	1,274	18	147,748
Atour X	Upper midscale	178	3	19,067
Atour Light	Midscale	169	-	15,703
Total		1,702	25	194,559

	All Hotels in Operation
	Three Months Ended March 31, 2024	Three Months Ended December 31, 2024	Three Months Ended March 31, 2025
Occupancy rate[3] (in percentage)
Manachised hotels	73.1%	76.9%	70.1%
Leased hotels	79.3%	84.7%	77.5%
All hotels	73.3%	77.0%	70.2%

ADR[3] (in RMB)
Manachised hotels	426.0	416.8	415.1
Leased hotels	541.6	551.1	551.9
All hotels	430.0	420.2	417.9

RevPAR[3] (in RMB)
Manachised hotels	323.7	333.2	301.5
Leased hotels	455.2	495.1	453.1
All hotels	327.9	336.9	304.4

	Hotels in Operation for More Than 18 Months in Q1 2025[4]
	Number of hotels		Same-hotel Occupancy[3] (in percentage)		Same-hotel ADR[3] (in RMB)		Same-hotel RevPAR[3] (in RMB)
	Q1 2024	Q1 2025	Q1 2024	Q1 2025	Q1 2024	Q1 2025	Q1 2024	Q1 2025
Manachised hotels	987	987	74.7%	71.3%	430.2	419.2	334.1	310.1
Leased hotels	23	23	79.8%	77.1%	552.4	546.4	467.0	447.9
All hotels	1,010	1,010	74.8%	71.5%	434.2	423.0	338.1	313.9

3 Excludes hotel rooms that became unavailable due to temporary hotel closures. ADR and RevPAR are calculated based on tax-inclusive room rates.

4 For any given period, we define “same-hotel” to be a hotel that has operated for a minimum of 18 calendar months as of the 15th day (inclusive) of any month within that period. The OCC, ADR and RevPAR presented above represent such metrics generated by “same hotels” in the given period, compared to the corresponding metrics generated by these “same hotels” during the same period in 2024.